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Richard D. Truesdell, Jr.
Partner

Davis Polk & Wardwell llp	212-450-4674 tel
450 Lexington Avenue	212-701-5674 fax
New York, NY 10017	richard.truesdell@davispolk.com
December 6, 2010

Re:	Orbitz Worldwide, Inc. Amendment No. 3 to Registration Statement on Form S-3 Filed on November 17, 2010 File No. 333-161723
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Julie F. Rizzo
Dear Ms. Rizzo:
On behalf of our client, Orbitz Worldwide, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 29, 2010 (the “Comment Letter”), with respect to Amendment No. 3 to the registration statement on Form S-3 filed by the Company with the Commission on November 17, 2010 (No. 333-161723) (the “Registration Statement”). Amendment No. 4 to the Registration Statement has been filed by the Company today.
The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.
Selling Security Holders, page 13
1.	We note your response to our prior comment 1. Please revise the prospectus to state that each selling security holder which is an affiliate of a broker-dealer purchased the common stock in the ordinary course of business and, at the time of the purchase of the common stock to be resold, such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities or advise.

     Each selling security holder that is an affiliate of a broker-dealer received its shares in a pro-rata distribution of such shares in the ordinary course of business. At the time of the receipt of such shares, such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The disclosure in “Selling Security Holders” has been revised accordingly.
We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4674.

Very truly yours,
/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:     James P. Shaughnessy